77 D - Policies with respect to security investments

Also at the Special Meeting of Shareholders of the Fund held on October 14, 2009, shareholders of the Fund approved a change in the Fund's industry concentration policy so that the Fund may not purchase any security if, as a result of the purchase, 25% or more of the Fund's total assets
(taken at current value) would be invested in the securities of borrowers and other issuers having their principal business activities in the same industry;
provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities. Previously, the Fund's industry concentration policy provided that the Fund would invest at least 25% of its assets in residential mortgage-backed securities under normal market conditions.
The number of votes cast in favor of the change in industry concentration policy was 4,257,356, the number of votes against was 166,426, and the number of votes abstained was 294,048.

The Fund's Board of Trustees approved a change in the Fund's non-fundamental investment strategy at a special board meeting on June 29, 2009. Previously, the Fund sought to achieve its investment objectives by investing at least
80% of its managed assets in a diversified portfolio of high income producing securities that the sub-advisor believes offer attractive yield and capital appreciation potential. Under the revised non-fundamental investment strategy, the Fund seeks to achieve its investment objectives by investing up to 100% of its Managed Assets in below-investment grade debt securities (commonly referred to as "high yield" or "junk" bonds) and so that this investment strategy of the Fund is similar to that of First
Trust Strategic High Income Fund II and First Trust
Strategic High Income Fund III.